

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 16, 2017

Peter C. Halt
Chief Financial Officer
TiVo Corporation
Two Circle Star Way
San Carlos, CA 94070

> **Re: TiVo Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 15, 2017**
> **File No. 001-37870**

Dear Mr. Halt:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services

cc: Pamela Sergeeff, General Counsel